UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2016

On November 14, 2016, the registrant issued a press release pertaining to its results of operations for the three month period ended September 30, 2016 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

	By	/s/ Carlos A. Boero Hughes

	Name:	Carlos A. Boero Hughes

	Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 14, 2016

adecoagro

3Q16

Adecoagro recorded Adjusted EBITDA of $89.8 million in 3Q16 and $184.2 million in 9M16, 32.0% and 35.6% higher year-over-year, respectively

Luxembourg, November 14, 2016 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the third quarter ended September 30, 2016. The financial and operational information contained in this press release is based on the unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance

$ thousands	3Q16	3Q15[1]	Chg %	9M16	9M15	Chg %
Gross Sales	246,443	170,502	44.5%	537,147	455,646	17.9%
Net Sales [2]	240,225	165,023	45.6%	522,067	438,907	18.9%
Adjusted EBITDA [3]						
Farming & Land Transformation	16,054	9,172	75.0%	47,333	35,008	35.2%
Sugar, Ethanol & Energy	80,249	65,410	22.7%	152,977	116,825	30.9%
Corporate Expenses	(6,476)	(6,517)	(0.6%)	(16,113)	(15,956)	1.0%
Total Adjusted EBITDA	**89,827**	**68,065**	**32.0%**	**184,197**	**135,877**	**35.6%**
Adjusted EBITDA Margin [3]	**37.4%**	**41.2%**	**(9.3%)**	**35.3%**	**28.5%**	**23.9%**
Net Income	6,807	16,080	(57.7%)	(8,191)	5,247	n.a
Farming Planted Area (Hectares)	231,673	224,343	3.3%	231,673	224,343	3.3%
Sugarcane Plantation Area (Hectares)	133,455	129,226	3.3%	133,455	129,226	3.3%

- Gross sales in 3Q16 reached $246.4 million, a 44.5% increase year-over year.
- Adjusted EBITDA[3] in 3Q16 was $89.8 million, a 32.0% increase compared to 3Q15.
- Adjusted EBITDA[3] year-to-date was $184.2 million, a 35.6% higher year-over-year.

(1) We have reclassified our long term biological assets (bearer plants) to Property, Plant and Equipment, pursuant to our adoption of amended IAS 41 and have revised comparative figures for 2015 accordingly. Please see "Changes to Biological Asset Accounting" in 1Q16 Earnings Release page 3

(2) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.

(3) Please see "Reconciliation of Non-IFRS measures" starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

3Q16
Earnings Release
Conference Call

English Conference Call
November 16, 2016
9 a.m. (US EST)
11 a.m. (Buenos Aires time)
12 p.m. (São Paulo time)
3 p.m. (Luxembourg time)

Tel: (844) 836-8746
Participants calling from the US

Tel: +1 (412) 317-2501
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

2 3Q16 Financial & Operational Performance Highlights In 3Q16, our Sugar, Ethanol & Energy business delivered outstanding operational and financial performance. Adjusted EBITDA for 3Q16 reached $80.2 million, 22.7% or $14.8 million higher than 3Q15. The main drivers of our performance were: (i) higher agricultural productivity and efficiency gains in our industrial and cane logistics operations, which coupled with favorable weather resulted in a 20.2% increase in sugarcane crushing compared to 3Q15; (ii) our ability to maximize sugar production, which enabled us to divert 54% of total TRS to sugar production to benefit from higher margins and resulted in increases of 44.8% and 37.9% in sugar production and sales volumes; respectively and (iii) year-over-year increases of 36.3% and 45.3% in sugar and ethanol prices, respectively. These positive effects were partially offset by (iv) a $10.3 million unrealized loss from the mark-to-market effect of our sugar hedge position compared to a $3.1 million gain in 3Q15; and (v) higher unit production costs as a result of the appreciation of the Brazilian Real. Adjusted EBITDA for 9M16 reached $152.9 million, or 30.9% higher than 9M15. This increase is primarily explained by (i) a 22.2% increase in sugarcane crushing as a result of the “continuous harvest” model, which coupled with a higher sugar mix resulted in a 27.3% growth in sugar production and a 46.5% increase in sugar sales volumes; (ii) higher sugar and ethanol average realized prices, 16.6% and 16.4% respectively; (iii) enhanced agricultural productivity and the devaluation of the Brazilian Real, which resulted in a 6.0% dilution of unitary costs year-over-year; and (iv) a $35.1 million increase in changes in fair value of our sugarcane plantation, mainly as a result of higher sugar prices. These results were partially offset by a $24.2 million loss from the mark-to-market effect of our sugar hedge position, compared to a $17.0 million gain in 9M15. Adjusted EBITDA for our Farming and Land Transformation businesses in 3Q16 was $16.1 million, 76.0% higher than in 3Q15. The increase is primarily explained by: (i) higher margins in the Rice business driven by strong export volumes and lower production costs; (ii) a 47.1% margin increase in our Dairy business, mainly explained by higher productivity, an 8.7% reduction in unit costs as a result of efficiency gains coupled with the devaluation of the Argentine peso; and (iii) and an $8.1 million gain in our Cattle business resulting from the settlement of an arbitration dispute in connection with the early termination of long term lease agreements covering our cattle farms. These results were partially offset by lower soybean and corn prices. Adjusted EBITDA for 9M16 reached $47.3 million, 35.2% higher than the same period of 2015. The increase is explained by (i) higher margins in our Crops business, as a result of higher realized soybean and corn prices driven by the elimination/reduction of export taxes and quotas coupled with lower production costs in US dollars resulting from the devaluation of the Argentine peso and lower input prices for seeds, fertilizers and agrochemicals; (ii) higher margins in our Rice business driven by a 15.1% increase in rice yields coupled with lower production costs as a result of efficiency gains and the devaluation of the Argentine peso. These results were partially offset by an $8.8 million loss from the mark-to-market effect of our soybean and corn hedges compared to a $13.2 million gain in 9M15. Net Income for 3Q16 was $6.6 million, compared to $16.1 million in 3Q15. Despite higher Adjusted EBITDA, net income year-over-year was $9.3 million lower as a result of: (i) a $26.1 million foreign exchange loss primarily related to our dollar denominated debt; and (ii) an $8.6 million increase in depreciation and amortization. This result was partially offset by a $3.7 million decrease in income taxes as a result of lower profit before taxes.

3 3Q16 Free Cash Flow: Free cash flow net of changes in borrowings (operating cash flow minus investment cash flow less interest) was a negative $12.8 million for 3Q16 and a negative $79.0 million for 9M16. Year-to-date, we have invested $146.2 million in working capital build-up, mostly related to increase in product inventory and account receivables. As we have explained previously in 2Q16, our business is highly seasonal with high working capital requirements during the first three quarters of the year. The majority of cash flow is generated in the fourth quarter, when the bulk of our production is sold. We expect strong cash flow generation in the fourth quarter as we sell our inventory and collect receivables, generating positive cash flow for the full year 2016. Market Overview Sugar prices increased during 3Q16, reaching an average of 20.35 US cents/lb during the quarter. Sugar prices are 80% higher than a year ago and 20% higher than 2Q16, supported by a global sugar deficit that could potentially become larger considering recent downside risks on the size of the Brazilian Center-South crop. Ethanol prices also increased during the quarter. According to the ESALQ index, hydrous and anhydrous prices during 3Q16 increased 8.3% and 4.9% above 2Q16, respectively. Compared to same period last year, hydrous and anhydrous prices during 3Q16 were 29.2% and 26.3% higher, respectively. Support was found on growing concerns regarding the size of the current Brazil Center-South crop and the higher balance of sugar in the production mix. Grain prices during 3Q16 decreased between 4% and 15%, for soybean and corn, respectively, driven by estimates of a massive US production. However, after reaching their multi-year lows, prices recovered mainly supported by strong US export demand. Strategy Execution Share Repurchase Program Share Repurchase Program: On August 9, 2016, the Board of Directors approved the extension of the Company’s share repurchase program for an additional twelve-month period, ending on September 23, 2017. Under the buyback program, the Company can continue acquiring common shares up to 5% of its outstanding shares. Mariano Bosch, CEO said: “The extension of the repurchase program reflects the Board of Directors’ and Management’s commitment towards delivering long term shareholder value. Repurchasing our shares is one of many capital allocations tools we can use to enhance returns for our shareholders”. Independent Farmland Appraisal Report As of September 30, 2016, Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro’s farmland. Adecoagro’s subsidiaries held 266,532 hectares valued by C&W at $936.1 million. Net of minority

4 3Q16 interests, Adecoagro’s land portfolio consists of 246,139 hectares was valued at $871.4 million. Year-over-year, our farmland value net of farm sales in the last 12-months increased by $8.8 million. We believe the increase in the value of our farmland is mainly explained by: (i) the transformation of undermanaged and underdeveloped land into croppable land; and (ii) the ongoing transformation or continuous productivity enhancements for all our croppable land. These gains are not reflected in Adecoagro’s financial statements since the Company does not mark-to-market the value of farmland assets on its balance sheet. However, land transformation and appreciation are an important part of Adecoagro’s business strategy and a component of total return on invested capital. Please visit www.ir.adecoagro.com for the Cushman & Wakefield 2016 Appraisal Report. Please also refer to page 66 of our Annual Report on Form 20-F employed in the appraisals of our farmland by Cushman & Wakefield. The appraisals of our farmland are only intended to provide an indicative approximation of the market value of our farmland property as of the date of such appraisal based on current market conditions. Accordingly, these appraisals are subject to change based on a host of variables and market conditions.

3Q16

Farming & Land Transformation Business

Operational Performance

Farming Production Data									
Planting & Production	**Planted Area (hectares)**			**Production (tons)**			**Yields (Tons per hectare)**		
	2015/16	**2014/15**	**Chg %**	**2015/16**	**2014/15**	**Chg %**	**2015/16**	**2014/15**	**Chg %**
Soybean	59,474	63,944	(7.0%)	167,627	205,539	(18.4%)	2.8	3.2	(12.3%)
Soybean 2nd Crop	28,903	32,532	(11.2%)	70,055	80,375	(12.8%)	2.4	2.5	(1.9%)
Corn (1)	38,663	32,461	19%	232,714	202,908	14.7%	6.0	6.3	(3.7%)
Corn 2nd Crop	3,994	7,583	(47.3%)	15,555	29,855	(47.9%)	3.9	3.9	(1.1%)
Wheat (2)	32,396	37,020	(12.5%)	82,167	84,609	(2.9%)	2.5	2.3	11.0%
Sunflower	9,547	12,314	(22.5%)	15,521	21,762	(28.7%)	1.6	1.8	(8.0%)
Cotton	-	3,160	n.a	-	2,336	n.a		0.7	-
Total Crops	**172,976**	**189,014**	**(8.5%)**	**583,639**	**627,385**	**(7.0%)**			
Rice	37,580	35,328	6.4%	220,758	180,149	22.5%	5.9	5.1	15.2%
Total Farming	**210,556**	**224,343**	**(6.1%)**	**804,397**	**807,535**	**(0.4%)**			
Owned Croppable Area	120,065	124,172	(3.3%)						
Leased Area	64,486	60,056	7.4%						
Second Crop Area	26,005	40,115	(35.2%)						
Total Farming Area	**210,556**	**224,343**	**(6.1%)**						
	Milking Cows (Average Heads)			**Milk Production (MM liters)(1)**			**Productivity (Liters per cow per day)**		
Dairy	**3Q16**	**3Q15**	**Chg %**	**3Q16**	**3Q15**	**Chg %**	**3Q16**	**3Q15**	**Chg %**
	7,028	6,725	4.5%	24.6	23.3	5.6%	38.0	37.6	1.1%

(1) Includes sorghum and peanuts

(2) Includes barley.

Note : Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current perioa

2015/16 Harvest Year

As of September 30 2016, we completed the 2015/16 harvest year. We harvested 210,556 hectares and produced 804,397 tons of diversified crops compared to 807,535 tons in the 2014/15 harvest season.

2016/17 Harvest Year

By the end of 2Q16, Adecoagro began its planting activities for the 2016/17 harvest year. Our planting plan consists of seeding 231,673 hectares, 10.0% higher than the previous harvest season. This increase is expected to come from a greater leasing area and second crop area, and to a lesser extent from an increase in our owned area enhanced by our land transformation efforts.

In terms of crop mix, we have increased our corn and wheat acreage as a result of the elimination of export taxes and export quotas in Argentina. Soybean acreage is flat while soybean second crop area is growing as a result of the expansion in wheat area.

5

adecoagro
3Q16

As of November 1, 2016, a total of 78,037 hectares or 33.7% of total area have been planted. Abundant rains during last season have secured good soil humidity for planting. Wheat seeding is essentially complete and rice planting is well advanced with 84.2% successfully planted. However, as of mid October, the pace of planting has been delayed due to excess rains in the north of Argentina.

Farming Production Data

Planting & Production	Planting Plan (hectares)			2016/17 Planting Progress	
	2016/2017E	2015/2016	Chg %	Planted	%
Soybean	60,825	59,474	2.3%	-	0.0%
Soybean 2nd Crop	32,958	28,903	14.0%	-	0.0%
Corn (1)	45,443	38,663	18%	7,751	17.2%
Corn 2nd Crop	9,177	3,994	129.8%	-	0.0%
Wheat (2)	38,185	32,396	17.9%	37,465	98.1%
Sunflower	5,399	9,547	(43.5%)	2,272	42.1%
Cotton	2,121	-	n.a	-	-
Total Crops	**194,107**	**172,976**	**12.2%**	**47,487**	**24.5%**
Rice	37,565	37,580	(0.0%)	31,645	84.2%
Total Farming	**231,673**	**210,556**	**10.0%**	**79,132**	**34.2%**
Owned Croppable Area	122,873	120,065	2.3%		
Leased Area	73,676	64,486	14.3%		
Second Crop Area	35,123	26,005	35.1%		
Total Farming Area	**231,673**	**210,556**	**10.0%**		

(1) Includes sorghum and peanuts

(2) Includes barley.

6

adecoagro
3Q16

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights						
$ thousands	3Q16	3Q15	Chg %	9M16	9M15	Chg %
Gross Sales						
Farming	86,500	70,462	22.8%	212,727	207,678	2.4%
Total Sales	**86,500**	**70,462**	**22.8%**	**212,727**	**207,678**	**2.4%**
Adjusted EBITDA (1)						
Farming	16,054	9,172	75.0%	47,333	35,008	35.2%
Land Transformation	-	-	n.a	-	-	n.a
Total Adjusted EBITDA (1)	**16,054**	**9,172**	**75.0%**	**47,333**	**35,008**	**35.2%**
Adjusted EBIT (1)(2)						
Farming	14,715	7,572	94.3%	43,545	29,965	45.3%
Land Transformation	-	-	n.a	-	-	n.a
Total Adjusted EBIT (1)(2)	**14,715**	**7,572**	**94.3%**	**43,545**	**29,965**	**45.3%**

Adjusted EBIT(2) for the Farming and Land Transformation businesses was $14.7 million in 3Q16, $7.1 million higher than 3Q15. This 94.3% increase is primarily explained by (i) a $2.7 million higher margin in the Rice segment mainly explained by higher sales volumes, (ii) higher productivity and average selling prices in the Dairy segment; and (iii) an $8.3 million gain in "All Other Segments" as a result of the settlement of an arbitration dispute with Marfrig Argentina SA. These results were partially offset by: (i) a $ 4.7 million loss in the Crops segment as a result of the mark-to-market of agricultural produce after harvest driven mainly by the 7% decrease in local corn prices during the quarter.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming business. We note that different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently similar types of costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

7

adecoagro
3Q16

Crops Segment

Crops - Highlights	metric	3Q16	3Q15	Chg %	9M16	9M15	Chg %
Gross Sales	*$ thousands*	41,551	44,366	(6.3%)	109,648	115,274	(4.9%)
	thousand tons	199.5	208.6	(4.4%)	496.5	499.2	(0.5%)
	$ per ton	208.3	212.7	(2.1%)	220.8	230.9	(4.4%)
Adjusted EBITDA	*$ thousands*	2,548	7,323	(65.2%)	22,904	23,306	(1.7%)
Adjusted EBIT	***$ thousands***	**2,195**	**6,871**	**(68.1%)**	**21,875**	**21,878**	**(0.0%)**
Planted Area[1]	*hectares*	148,899	152,778	(2.5%)	148,899	152,778	(2.5%)

(1) Does not include second crop planted area.

Adjusted EBIT in our Crops segment decreased to $2.2 million in 3Q16 from $6.9 million in 3Q15. The decrease is primarily explained by the fall in commodity prices, which resulted in (i) a $11.9 million loss from the mark-to-market effect of our agricultural produce, captured in the line “Gain from changes in NRV of agricultural produce”; partially offset by: (i) $5.7 million gain generated by the increase in gross margin, mainly as a result of higher yields and cost dilution; (ii) $0.6 million gain from the mark-to-market effect of our derivatives hedge position.

Crops - Changes in Fair Value Breakdown 9M16	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2015/16 Harvest Year									
Total Harvested Area	***Hectares***	**59,526**	**30,275**	**39,867**	**3,992**	**31,543**	**9,548**	**-**	**174,751**
Area harvested in previous periods	*Hectares*	58,284	28,007	17,228	1,325	31,543	9,548		145,935
Area harvested in current period	*Hectares*	1,242	2,268	22,548	2,667	-	-	-	28,725
Planted area with significant biological growth	*Hectares*	-	-	91	-	-	-	-	91
Changes in Fair Value 9M16 from harvested area 2015/16 (i)	***$ thousana***	**17,252**	**8,774**	**14,109**	**1,413**	**(11)**	**1,275**	**-**	**42,813**
2016/17 Harvest Year									
Total Planted Area	*Hectares*			**8,652**		**38,246**	**2,271**		**49,169**
Area planted in initial growth stages	*Hectares*	-	-	8,652	-	12,892	2,271	-	23,815
Area planted with significant biological growth	*Hectares*	-	-	-	-	25,354	-	-	-
Changes in Fair Value 9M16 from planted area 2016/17 (ii)	***$ thousands***					**39**			**39**
Total Changes in Fair Value in 9M16 (i+ii)	***$ thousana***	**17,252**	**8,774**	**14,109**	**1,413**	**28**	**1,275**	**-**	**42,852**

The table above shows the gains or losses from crop production generated during 9M16. A total of 174,751 hectares were planted in the 2015/16 harvest year. As of September 30, 2016, total Changes in Fair Value, which captures the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $42.9 million, compared to $7.0 million generated during the same period last year. The main explanation for higher margins is lower costs driven by the devaluation of the Argentine peso and higher corn prices in the local market driven by the elimination of export taxes and quotas.

The 2016/17 harvest season commenced mid-September 2016. As of the end of October, a total of 49,169 hectares were seeded, of which 25,354 hectares of wheat had attained significant biological growth, generating null result.

8

adecoagro
3Q16

As shown in the table below, crops sales year-to-date reached $109.6 million, 4.9% lower than in the prior year, primarily as a result of lower average realized prices.

Crops - Gross Sales Breakdown

	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	**3Q16**	**3Q15**	**Chg %**	**3Q16**	**3Q15**	**Chg %**	**3Q16**	**3Q15**	**Chg %**
Soybean	16,750	24,488	(31.6%)	63,066	89,882	(29.8%)	266	272	(2.5%)
Corn (1)	19,506	14,580	33.8%	121,804	97,578	24.8%	160	149	7.2%
Wheat (2)	1,991	2,914	(31.7%)	13,054	22,391	(41.7%)	153	130	17.2%
Sunflower	1,119	860	30.1%	1,416	722	96.0%	790	1,191	(33.6%)
Cotton	157	336	(53.3%)	147	1,479	(90.0%)	1,065	227	368.9%
Others	2,028	(767)	(364.4%)	-	-	n.a			
Total	**41,551**	**44,366**	**(6.3%)**	**199,487**	**212,053**	**(5.9%)**			

	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	**9M16**	**9M15**	**Chg %**	**9M16**	**9M15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Soybean	56,108	63,021	(11.0%)	212,895	234,436	(9.2%)	264	269	(2.0%)
Corn (1)	35,609	28,638	24.3%	215,043	188,023	14.4%	166	152	8.7%
Wheat (2)	7,633	10,456	(27.0%)	50,096	57,853	(13.4%)	152	181	(15.7%)
Sunflower	6,364	6,069	4.9%	17,298	20,035	(13.7%)	368	303	21.5%
Cotton	1,275	1,261	1.1%	1,196	2,249	(46.8%)	1,066	561	90.2%
Others	2,659	203	1,210.9%	-	-	n.a	n.a	n.a	-
Total	**109,648**	**115,274**	**(4.9%)**	**496,528**	**502,596**	**(1.2%)**			

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

Rice Segment

Rice - Highlights

	metric	3Q16	3Q15	Chg %	9M16	9M15	Chg %
Gross Sales	*$ thousands*	35,333	17,299	104.2%	80,889	66,026	22.5%
Gross Sales of White Rice	*$ thousands*	31,323	15,255	105.3%	72,778	58,637	24.1%
	thousand tons (1)	91.6	38.9	135.6%	255.8	154.4	65.7%
	$ per ton	342	392	(12.8%)	285	380	(25.1%)
Gross Sales of By-products	***$ thousands***	4,010	2,045	96.1%	8,111	7,390	9.7%
Adjusted EBITDA	*$ thousands*	2,803	89	3,049%	11,817	6,111	93.4%
Adjusted EBIT	***$ thousands***	**2,096**	**(635)**	**n.a**	**9,937**	**3,826**	**159.7%**
Area under production (2)	*hectares*	37,580	35,328	6.4%	37,580	35,328	6.4%
Rice Mills							
Total Rice Produced	*thousand tons (1)*	74.3	59.1	25.7%	177.4	134.1	32.3%
Ending stock	*thousand tons (1)*	87.7	112.8	(22.2%)	87.7	112.8	(22.2%)

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2014/15 and 2015/16 harvest years

9

adecoagro
3Q16

Rice sales during 3Q16 reached $35.3 million, 104.2% higher than 3Q15, primarily explained by higher white rice sales. White rice sales volumes increased from 15.2 thousand tons in 3Q15 to 31.3 thousand tons in 3Q16, driven by higher export sales. Average realized rice prices have increased 40% since 2Q16, but still remained 12.8% below 3Q15.

Adjusted EBIT for our rice segment in 3Q16 was $2.1 million compared to a $0.6 million loss in 3Q15. The growth in Adjusted EBIT is explained by (i) the increase in rice sales; (ii) improved operational performance in our rice processing operations; and (iii) the year-over-year devaluation of the Argentine peso, which has diluted our production costs and improved margins.

Year-to-date, Adjusted EBIT totaled $9.9 million compared to $3.8 million in 9M15 equivalent to an increase of 159.7%. The improved financial performance is explained by (i) a $6.9 million increase in farm margins reflected in "Changes in Fair Value" (see table below) resulting from higher a 15.2% increase in agricultural yields; (ii) a 22.5.% increase in white rice sales; and (iii) greater cost dilution as a result of the devaluation of the Argentine peso coupled with industrial and agricultural enhancements.

Rice - Changes in Fair Value Breakdown		
9M16	**metric**	**Rice**
2015/16 Harvest Year		
Total Harvested Area	***Hectares***	**37,580**
Area harvested in previous periods	*Hectares*	37,580
Area harvested in current period	*Hectares*	-
Planted area with significant biological growth	*Hectares*	-
Changes in Fair Value 9M16 from harvested area 2015/16 (i)	***$ thousands***	**10,047**
2016/17 Harvest Year		
Total Planted Area	*Hectares*	**37,565**
Area planted in initial growth stages	*Hectares*	37,565
Area planted with significant biological growth	*Hectares*	-
Changes in Fair Value 9M16 from planted area 2016/17 (ii)	***$ thousands***	**-**
Total Changes in Fair Value in 9M16 (i+ii)	***$ thousands***	**10,047**

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3Q16

Dairy Segment

Dairy - Highlights							
	metric	3Q16	3Q15	Chg %	9M16	9M15	Chg %
Gross Sales	*$ thousands* (1)	9,384	8,471	10.8%	21,413	25,390	(15.7%)
	million liters (2)	28.4	23.9	18.7%	72.5	65.0	11.5%
	$ per liter (3)	0.30	0.31	(3.7%)	0.26	0.35	(24.2%)
Adjusted EBITDA	*$ thousands*	2,378	1,617	47.1%	3,797	5,021	(24.4%)
Adjusted EBIT	***$ thousands***	**2,145**	**1,258**	70.5%	**3,074**	**3,907**	(21.3%)
Milking Cows	*Average Heads*	7,028	6,725	4.5%	6,851	6,626	3.4%
Cow Productivity	*Liter/Cow/Day*	38.0	37.6	1.1%	36.1	35.7	1.0%
Total Milk Produced	*million liters*	24.6	23.3	5.6%	67.7	64.6	4.8%

(1) Includes (i) $0.9 million from sales of culled cows in 3Q16 and $1.1 million in 3Q15, (ii) $0.06 million and $0.2 million from sales of whey and butter in 3Q16; and (iii) $1.2 million from sales of powder milk in 3Q16 and $0.3 million in 3Q15

(2) Selling volumes include (i) 3.8 million liters of powder milk in 3Q16 and 1.1 million liters in 3Q15; and (ii) 1.1 million liters of butter in 3Q16

(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle and whey sales

Our dairy team continues to exceed operational and production targets. Operational efficiencies and proper cow management has allowed the operation to stabilize with over 6,800 cows, an increase of 5% from planned levels. In addition, cow productivity continues to improve quarter after quarter, reaching an average of 38.0 liters per cow per day average in 3Q16, 1.1% higher than 3Q15. As a result of these enhancements, milk production reached 24.6 million liters in 3Q16, 5.6% higher than 3Q15.

Adjusted EBIT increased 70.5% year-over-year. This growth is mainly explained by (i) a 8.7% reduction in unitary production costs as a result of the devaluation of the Argentine peso and growth in total production; and (ii) a 10.8% increase in gross sales mainly as a result of higher powdered milk sales volume and prices.

All Other Segments

All Other Segments - Highlights							
	metric	3Q16	3Q15	Chg %	9M16	9M15	Chg %
Gross Sales	*$ thousands*	232	326	(28.8%)	777	988	(21.4%)
Adjusted EBITDA	*$ thousands*	8,325	143	5,721.7%	8,815	570	1,446.5%
Adjusted EBIT	*$ thousands*	**8,279**	**78**	**10,514.1%**	**8,659**	**354**	**2,346.0%**

All Other Segments primarily encompasses our cattle and coffee businesses. Our cattle business consists of over 63 thousand hectares of pasture land that is not suitable for crop production due to soil quality and as a result is leased to third parties for cattle grazing activities.

Adjusted EBIT for All Other Segments during 3Q16 was $8.3 million, of which $8.1 million corresponds to the settlement of an arbitration dispute with Marfrig Argentina SA, subsidiary of Marfrig Alimentos SA. The

11

12 3Q16 settlement compensates Adecoagro for unpaid invoices and provides indemnification for early termination of lease agreements for cattle grazing activities entered in December 2009, in which Marfrig Argentina SA acted as the lessee and Adecoagro’s subsidiaries as lessors. According to the terms of the settlement agreement, Adecoagro will collect $9.0 million in two installments. During early October 2016 we collected the first installment of $7.0 million. Land transformation business There were no farm sales during 3Q16 and 3Q15. Land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms. The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms. This allows the company to monetize the capital gains generated by its transformed farms and allocate its capital to other farms or assets with higher risk-adjusted returns, thereby enhancing return on invested capital.

adecoagro
3Q16

Sugar, Ethanol & Energy Business

Operational Performance

Sugar, Ethanol & Energy - Selected Information							
	metric	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Milling							
Sugarcane Milled	***tons***	**3,797,200**	**3,160,379**	**20.2%**	**7,998,984**	**6,541,390**	**22.3%**
Own Cane	*tons*	*3,365,240*	*2,608,870*	*29.0%*	*7,353,761*	*5,695,978*	*29.1%*
Third Party Cane	*tons*	*431,960*	*551,509*	*(21.7%)*	*645,223*	*845,412*	*(23.7%)*
Production							
Sugar	tons	270,686	186,902	44.8%	488,135	383,430	27.3%
Ethanol	M3	141,085	146,020	(3.4%)	301,196	276,093	9.1%
Hydrous Ethanol	*M3*	*80,717*	*86,432*	*(6.6%)*	*182,233*	*158,617*	*14.9%*
Anhydrous Ethanol	*M3*	*60,369*	*59,588*	*1.3%*	*118,962*	*117,475*	*1.3%*
TRS Equivalent Produced	tons	523,834	444,469	17.9%	1,023,778	872,146	17.4%
Sugar mix in production		*54%*	*44%*	*22.9%*	*50%*	*46%*	*8.5%*
Ethanol mix in production		*46%*	*56%*	*(17.9%)*	*50%*	*54%*	*(7.2%)*
Energy Exported (sold to grid)	*MWh*	248,184	228,167	8.8%	493,045	436,539	12.9%
Cogen efficiency (KWh sold per ton crushed)	*KWh/ton*	*65.4*	*72.2*	*(9.5%)*	*61.6*	*66.7*	*(7.6%)*
Agricultural Metrics							
Harvested own sugarcane	*tons*	3,365,240	2,608,870	29.0%	7,353,761	5,695,978	*29.1%*
Harvested area	*Hectares*	35,558	30,234	17.6%	72,652	61,524	*18.1%*
Yield	*tons/hectare*	105.7	86.3	22.5%	101.2	92.6	*9.3%*
TRS content	*kg/ton*	135.3	140.2	(3.5%)	124.5	133.4	*(6.7%)*
TRS per hectare	*kg/hectare*	14,304	12,096	18.2%	12,599	12,346	*2.0%*
Mechanized harvest	*%*	97.9%	97.3%	0.7%	98.3%	97.7%	*0.7%*
Area							
Sugarcane Plantation	*hectares*	133,455	129,226	3.3%	133,455	129,226	3.3%
Expansion & Renewal Area	hectares	6,223	4,033	54.3%	14,780	10,224	44.6%

We milled a total of 3.8 million tons of sugarcane during 3Q16, 20.2% higher than 3Q15. Effective milling days during 3Q16 were 77 days compared to 67 days for the same period in the prior year. Weather during 3Q16 was drier, which has allowed us to accelerate milling. We maximized sugar production during 3Q16 to profit from higher sugar prices as compared to ethanol prices (24.8% higher on average). As a result, sugar production increased by 44.8% year-over-year to 270.6 thousand tons, while ethanol production decreased by 3.4% to 141.1 thousand cubic meters for the same period.

Year-to-date, sugarcane crushing reached 8.0 million tons, 22.3% higher than the previous year. This growth is primarily explained by the implementation of the "continuous" or "non-stop" harvest production model *(please refer to 1Q16 earnings release, page 3, for more information)* which has increased our effective crushing days during the first nine months of 2016 by 19%, to 168 days from 142 days in 2015. As a result, sugar, ethanol and energy production increased by 27.3%, 9.1%, and 12.9% compared to 9M15, respectively. Total production measured in TRS equivalent increased by 17.4%.

In terms of agricultural productivity, sugarcane yields in 3Q16 reached 105.7 tons/ha, 22.5% higher than 3Q15, while TRS content per ton of sugarcane was 135.3 kg/ton, slightly below the previous year. The combination of these two effects resulted in TRS production per hectare of 14.3 tons/ha, 18.2% higher year-over-year. Enhanced agricultural performance is explained by our focus on improving our agricultural operations. Some

13

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3Q16

examples include: (i) effective implementation of pest control, (ii) utilization of best cane varieties for the region, (iii) harvesting the cane at its optimum growth cycle; and (iv) timely renewal of the sugarcane plantation. Sugarcane productivity was also positively affected by favorable weather conditions during the growth season.

As of September 30, 2016, our sugarcane plantation consisted of 133,455 hectares, representing a 3.3% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with sufficient quality raw material to operate at full capacity. During 3Q16 we planted a total of 6,223 hectares of sugarcane. Of this total area, 794 hectares correspond to expansion areas planted to supply the additional sugarcane needed in 2017 to operate at full capacity under the "continuous harvest" model; and 5,429 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights						
$ thousands	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Net Sales [1]	153,725	94,561	62.6%	309,340	231,229	33.8%
Gross Profit Manufacturing Activities	49,233	26,848	83.4%	96,055	60,426	59.0%
Adjusted EBITDA	**80,249**	**65,410**	**22.7%**	**152,977**	**116,825**	**30.9%**
Adjusted EBITDA Margin	52.2%	69.2%	(24.5%)	49.5%	50.5%	(2.1%)

(1) Net Sales are calculated as Gross Sales net of sales taxes.

The Sugar, Ethanol and Energy business delivered strong operational and financial performance during 3Q16. As shown in the table above, net sales reached $153.7 million, 62.6% higher than 3Q15 while Gross profit from manufacturing activities increased by 83.4% from $26.8 million in 3Q15 to $49.2 million in 3Q16. Adjusted EBITDA reached $80.2 million in 3Q16, 22.7% or $14.8 million higher year-over-year.

The main factors contributing to the solid financial performance are: (i) a 20.2% increase in sugarcane crushing, which resulted in a 44.8% growth in sugar production and a 37.9% increase in sugar sales volumes; and (ii) a 36.3% and 45.3% increase in sugar and ethanol average realized selling prices, respectively. Results were partially offset by (iii) a $10.3 million unrealized loss from the mark-to-market effect of our sugar hedge position compared to $3.2 million gain in 3Q15; and (iv) a 15.5% increase in unitary production costs measured in USD terms as a result of the appreciation of the Brazilian Real – however, unitary costs measured in BRL were 3.0% lower year-over-year.

On a cumulative basis, Adjusted EBITDA in 9M16 grew 30.9% to $152.9 million. This result is primarily explained by (i) a 22.2% increase in sugarcane crushing as a result of the "continuous harvest" model, which coupled with a higher sugar mix has resulted in a 27.3% growth in sugar production and a 46.5% increase in sugar sales volumes; (ii) higher sugar and ethanol average realized prices of 16.6% and 16.4% respectively; (iii) enhanced agricultural productivity complemented by the devaluation of the BRL, which resulted in a 6.0% dilution of unitary costs year-over-year; and (iv) a $35.1 million increase in changes in fair value of our sugarcane plantation, mainly as a result of higher sugar prices. Results were partially offset by a $24.2 million loss from the mark-to-market effect of our sugar hedge position, compared to a $16.7 million gain in 9M15.

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3Q16

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)	$ thousands			Units			($/unit)		
	3Q16	3Q15	Chg %	3Q16	3Q15	Chg %	3Q16	3Q15	Chg %
Sugar (tons)(2)	104,914	55,834	87.9%	270,480	196,151	37.9%	388	285	36.3%
Ethanol (cubic meters)	34,493	24,007	43.7%	75,004	75,849	(1.1%)	460	317	45.3%
Energy (Mwh)(3)	14,319	14,720	(2.7%)	249,215	277,880	(10.3%)	57	53	8.5%
TOTAL	**153,725**	**94,561**	**62.6%**						
	$ thousands			**Units**			**($/unit)**		
	9M16	9M15	Chg %	9M16	9M15	Chg %	9M16	9M15	Chg %
Sugar (tons)(2)	186,286	108,982	70.9%	518,016	353,494	46.5%	360	308	16.6%
Ethanol (cubic meters)	97,218	88,421	9.9%	219,020	231,834	(5.5%)	444	381	16.4%
Energy (Mwh)(3)	25,835	33,826	(23.6%)	539,920	484,081	11.5%	48	70	(31.5%)
TOTAL	**309,340**	**231,229**	**33.8%**						

(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

(2) Sugar sales and volumes includes commercialization of third party sugar: 67.7k tons in 3M16 and 140.4k tons in 9M16

(3) Energy sales and volumes includes third party commercialization.

Net sales during 3Q16 reached $153.7 million, 62.6% higher than 3Q15. The growth in sales was driven by higher sugar volumes and higher sugar and ethanol prices.

Sugar sales volumes grew by 37.9% year-over-year, mainly as a result of a 20.2% increase in the volume of sugarcane crushed and a higher proportion of sugar produced, which resulted in a 44.8% increase in sugar production. In addition, during the quarter, we processed an additional 67.8 thousand tons of sugar from third parties, compared to 43.3 thousand tons in 3Q15. Our average realized selling price was $388 per ton, which was 36.3% higher than 3Q15 and resulted in a 87.9% increase in net sales. .

Ethanol sales volumes in 3Q16 were slightly below 3Q15, primarily as a result of a 3.4% decrease in ethanol production driven by a lower ethanol production mix (46% in 3Q16 compared to 56% in 3Q15) as a result of the lower price of ethanol relative to sugar As we did the last two years, we have minimized our ethanol sales during the second and third quarters in order to fill up our storage tanks and carry ethanol towards the end of the harvest in order to benefit from higher seasonal prices. As of September 30, 2016 we held 126 thousand cubic meters of ethanol. Despite lower volumes, ethanol net sales grew by 43.7% reaching $34.5 million, driven a 45.3% increase in ethanol prices. Prices in local currency have increased by 31.8% as a result of lower ethanol supply in the market.

We reported a 8.5% increase in average selling prices of energy which was offset by a 10.3% reduction in sales volumes, resulting in a 2.7% decrease in net sales of energy during the 3Q16.

On a year-to-date basis, net sales of sugar, ethanol and energy reached $309.3 million, 33.8% higher than 9M15. The growth in sales has been driven by higher sugar volumes and higher sugar and ethanol prices.

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3Q16

Sugar, Ethanol & Energy - Total Production Costs						
$ thousands	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Industrial costs	20,883	15,288	36.6%	47,112	38,882	21.2%
Agricultrual costs	84,959	60,955	39.4%	171,109	150,972	13.3%
Harvest costs	*46,730*	*27,876*	*67.6%*	*100,088*	*82,548*	*21.2%*
Cane from 3rd parties	*11,307*	*13,737*	*(17.7%)*	*16,790*	*21,425*	*(21.6%)*
Leasing costs	*12,668*	*9,249*	*37.0%*	*28,334*	*23,528*	*20.4%*
Maintenance costs	*14,254*	*10,093*	*41.2%*	*25,897*	*23,471*	*10.3%*
Total Production Costs	**105,842**	**76,243**	**38.8%**	**218,221**	**189,854**	**14.9%**
Total Production Costs (in BRL)	**356,254**	**305,555**	**16.6%**	**747,517**	**648,408**	**15.3%**
Total producton costs per ton of sugarcane crushed (USD/Ton)	*28*	*24*	15.5%	*27*	*29*	(6.0%)
Total producton costs per ton of sugarcane crushed (BRL/Ton)	*94*	*97*	(3.0%)	*93*	*99*	(5.7%)

As shown in the table above, production costs per ton of sugarcane crushed measured in BRL during 3Q16 decreased by 3.0% compared to 3Q15, as a result of (i) a 20.2% increase in sugarcane crushing, coupled with (ii) operational enhancements and cost efficiencies. It is important to underscore that more than 85% of our costs are fixed, and as a result, every marginal ton that we are able to crush has a significant impact on cost dilution and margin expansion. In USD terms, unitary costs in the quarter increased by 15.5% resulting from the appreciation of the Real. On a year-to-date basis, unitary costs remain 6.0% lower in USD terms and 5.7% lower in BRL terms.

Sugar, Ethanol & Energy - Changes in Fair Value						
$ thousands	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Changes in FV Harvested Sugarcane (Agricultural Produce)	**22,400**	**8,180**	**173.8%**	**30,756**	**12,549**	**145.1%**
Changes in FV Unharvested Sugarcane = [(a+b)-(c +d-e)]	**3,126**	**14,024**	**(77.7%)**	**21,434**	**4,584**	**367.6%**
Sugarcane Valuation Model current period (a)	*106,259*	*48,520*	*119.0%*	*106,259*	*48,520*	*119.0%*
Capitalized crop maintenance costs LTM as of current period (b)	*(47,524)*	*(45,812)*	*3.7%*	*(47,524)*	*(45,812)*	*3.7%*
Sugarcane Valuation Model previous period (c)	*102,708*	*48,478*	*111.9%*	*59,077*	*60,667*	*(2.6%)*
Capitalized crop maintenance costs LTM as of previous period(d)	*(45,951)*	*(43,659)*	*5.2%*	*(35,781)*	*(41,351)*	*(13.5%)*
Exchange rate difference (e)	*(1,148)*	*(16,135)*	*(92.9%)*	*(14,005)*	*21,192*	n.a
Total Changes in Fair Value	**25,526**	**22,204**	**15.0%**	**52,191**	**17,133**	**204.6%**

Total Changes in Fair Value of Biological Assets during 3Q16 reached $25.5 million, 15.0% higher than the same period of the previous year. This increase is mainly explained by (i) a 173.8% increase in the Fair Value of harvested sugarcane or “agricultural produce” as a result of significantly higher sugar prices coupled with enhanced agricultural productivity; and partially offset by (ii) the Fair Value of unharvested sugarcane growing on the fields and scheduled to be harvested during the next 12-months.

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3Q16

Corporate Expenses

Corporate Expenses						
$ thousands	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Corporate Expenses	(6,476)	(6,517)	(0.6%)	(16,113)	(15,956)	1.0%

Adecoagro's corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown on the tables above corporate expenses for 3Q16 and 9M16 totaled $6.5 million and $16.1 million, essentially in line with the same periods of 2015.

Commodity Hedging

Adecoagro's financial performance is affected by the volatile price environment for agricultural commodities. The company uses forward hedges and derivative instruments to mitigate swings in commodity prices by locking-in margins and stabilizing cash flow.

The table below shows the average hedged price, considering both the physical sales and derivatives positions.

Commodity Hedge Position - as of September 30, 2016			
Farming	**Consolidated Hedge Position**		
	Volume (1)	**Avg. FAS Price USD/Ton**	**CBOT FOB USD/Bu**
2015/2016 Harvest season			
Soybeans	214,878	263.6	1,019.4
Corn	235,673	161.7	400.3
2016/2017 Harvest season			
Soybeans	100,385	214.0	855.6
Corn	96,639	174.6	445.2

Sugar, Ethanol & Energy	**Consolidated Hedge Position**		
	Volume (1)	**Avg. FOB Price USD/Unit**	**ICE FOB Cents/Lb**
2016/2017 Harvest season			
Sugar (tons)	565,252	328.4	14.9
Ethanol (m3)	181,856	437.2	n.a
Energy (MW/h) (2)	592,800	59.7	n.a
2017/2018 Harvest season			
Sugar (tons)	223,647	419.5	19.0
Ethanol (m3)	-		-
Energy (MW/h) (2)	431,655	61.3	n.a

(1) Includes volumes delivered/invoiced, forward contracts and derivatives (futures and options).
(2) Energy prices were converted to USD @ an Fx of R/USD 3.45

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3Q16

Other Operating Income

Other Operating Income						
$ thousands	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Gain / (Loss) from commodity derivative financial instrumer	1,458	15,503	(90.6%)	(31,701)	30,238	n.a
Gain/(Loss) from forward contracts	1,141	1	- %	(15)	2	- %
Gain from disposal of other property items	126	29	334.5%	79	909	(91%)
Other	8,684	127	- %	8,684	118	7,259.3%
Total	**11,409**	**15,660**	**(27.1%)**	**(22,953)**	**31,267**	**n.a**

Other Operating Income in 3Q16 was $11.4 million, $4.3 million or 27.1% lower compared to 3Q15. The decrease is explained by a $12.9 million lower gain from the mark-to-market effect of our commodity hedge position, considering both derivatives and forwards, and partially offset by an $8.6 million gain in "Other", mostly related to the successful settlement of an arbitration dispute with Marfrig Argentina SA (for more information please see page 11 "All Other Segments").

Financial Results

Financial Results						
$ thousands	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Interest Expenses, net	(11,298)	(10,896)	3.7%	(28,706)	(30,141)	(4.8%)
Cash Flow Hedge - Transfer from Equity	(28,592)	(7,084)	303.6%	(52,186)	(14,838)	251.7%
FX Gain/(Loss), net	(2,908)	6,543	- %	(15,184)	(3,110)	388.2%
Gain/(Loss) from derivative financial Instruments	(33)	(4,858)	(99.3%)	(6,839)	(4,288)	59.5%
Taxes	(682)	(855)	(20.2%)	(1,913)	(2,312)	(17.3%)
Other Expenses, net	(758)	(998)	(24.0%)	(2,290)	(2,393)	(4.3%)
Total Financial Results	**(44,271)**	**(18,148)**	**143.9%**	**(107,118)**	**(57,082)**	**87.7%**

Our net financial results in 3Q16 presents a loss of $44.3 million, compared to a loss of $18.1 million in 3Q15. The increase in financial results losses is primarily explained by:

(i) Interest expense: our net interest expense in 3Q16 was $11.3 million, 3.7% higher than the previous quarter. This difference is mainly explained by an 8.2% appreciation of the Brazilian Real coupled with a slight increase in interest rates;

(ii) Foreign exchange losses (which are composed of "Cash Flow Hedge – Transfer from Equity and "Fx Gain/Loss" line items) primarily reflect the impact of foreign exchange variations on our dollar denominated assets and liabilities. Foreign exchange losses were $31.5 million in 3Q16, $30.9 million higher compared to 2Q15. This result is primarily explained by the cumulative depreciation of the Argentine Peso and Brazilian Real since the implementation of our Cash Flow hedge (July 2014) (1) associated with the amortization of the dollar denominated debt in the current period.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period pursuant to Adecoagro's Risk Management Policy.

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(iii) These negative effects were offset by lower losses from derivative financial instruments. In 3Q15, our currency hedge position generated a $4.9 million loss related to a 28% devaluation of the BRL during the period. In 3Q16, results from derivative financial instruments were essentially nil.

Indebtedness

Net Debt Breakdown					
$ thousands	**3Q16**	**2Q16**	**Chg %**	**3Q15**	**Chg %**
Farming	**108,848**	**124,736**	**(12.7%)**	**103,175**	**5.5%**
Short term Debt	95,283	111,007	(14.2%)	75,798	25.7%
Long term Debt	13,564	13,729	(1.2%)	27,377	(50.5%)
Sugar, Ethanol & Energy	**667,942**	**666,319**	**0.2%**	**705,707**	**(5.4%)**
Short term Debt	242,319	185,847	30.4%	170,499	42.1%
Long term Debt	425,623	480,472	(11.4%)	535,208	(20.5%)
Total Short term Debt	**337,602**	**296,854**	**13.7%**	**246,297**	**37.1%**
Total Long term Debt	**439,188**	**494,201**	**(11.1%)**	**562,585**	**(21.9%)**
Gross Debt	**776,790**	**791,056**	**(1.8%)**	**808,882**	**(4.0%)**
Cash & Equivalents	136,482	167,587	(18.6%)	224,349	(39.2%)
Net Debt	**640,308**	**623,469**	**2.7%**	**584,533**	**9.5%**
Net Debt / Adj. EBITDA LTM	**2.42x**	**2.57x**	**(5.8%)**	**3.37x**	**(28.0%)**

Adecoagro's consolidated gross debt as of 3Q16 decreased by 1.8% quarter-over-quarter reaching $776.8 million. On a year-over-year basis gross debt also decreased by 4.0%

Net debt as of 3Q16 was $640.3 million, a 2.7% increase compared to 2Q16. The increase in net debt quarter-over-quarter was driven by a reduction in cash. Cash and equivalents as of September 30, 2016, were $136.5 million, 18.6% lower than 2Q16. This reduction in cash and equivalents was primarily explained by higher working capital requirements in the Sugar, Ethanol & Energy business to finance our ethanol carry strategy. As we start selling our stockpile of ethanol in the fourth quarter, we expect that we will capture higher prices and enhance our cash flow.

Due to the growth in Adjusted EBITDA generation our Net Debt ratio (Net Debt / LTM Adj. EBITDA) reached 2.42x, improving by 5.8% and 28.0% compared to 2Q16 and 3Q15, respectively.

The charts depicted below show our debt maturity profile on a consolidated basis, which was 56.5% for long term debt and 43.5% for short term debt. Our debt currency breakdown was 31.2% in Brazilian Reals, 68.5% in US dollars and 0.3% in Argentine pesos.

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43%
57%
Short Term
Long Term


31%
69%
BRL
USD

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Farming & Land Transformation	**5,193**	**3,197**	**62.4%**	**9,319**	**10,507**	**(11.3%)**
Land Acquisitions		-	-	-	-	-
Land Transformation	2,786	3,009	(7.4%)	5,496	8,011	(31.4%)
Rice Mill	78	88	(12.0%)	221	489	(54.8%)
Dairy Free Stall Unit	308	100	207.8%	555	342	62.5%
Others	2,022	(0)	n.a	3,048	1,666	83.0%
Sugar, Ethanol & Energy	**29,378**	**18,809**	**56.2%**	**87,914**	**107,262**	**(18.0%)**
Sugar & Ethanol Mills	6,175	8,322	(25.8%)	36,839	73,523	(49.9%)
Sugarcane Planting	23,203	10,487	121.3%	51,075	33,739	51.4%
Total	**34,571**	**22,005**	**57.1%**	**97,233**	**117,769**	**(17.4%)**

Adecoagro's capital expenditures during 3Q16 totaled $34.6 million, $12.6 million or 57.1% higher than 3Q15. The increase is mainly explained by a 121.3% increase in capex related to sugarcane planting. During 3Q16, we planted 6,233 hectares of sugarcane, of which 5,429 hectares correspond to replanting of old sugarcane areas to maintain the average age and productivity of our plantation, while 794 hectares correspond new areas in order to guarantee the supply of cane for the growth in nominal capacity resulting from the "continuous harvest" model.

Total capital expenditures for the Farming and Land Transformation businesses during 3Q16 increased by $2.0 million to $5.2 million, mainly related to the acquisition of combines and vehicles for our farming operations.

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Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**3Q16**	**3Q15**	**% Chg**	**3Q16**	**3Q15**	**% Chg**
Soybean	*tons*	50,134	71,769	(30.1%)	11,642	14,957	(22.2%)
Corn (1)	*tons*	55,454	92,839	(40.3%)	7,555	7,385	2.3%
Wheat (2)	*tons*	25,427	30,677	(17.1%)	2,850	3,277	(13.0%)
Sunflower	*tons*	0	4,955	(100.0%)	0	2,024	(100.0%)
Cotton lint	*tons*	217	3,109	(93.0%)	174	2,825	(93.8%)
Rough Rice (3)	*tons*	87,696	104,292	(15.9%)	13,715	20,367	(32.7%)
Sugar	*tons*	124,009	120,651	2.8%	31,517	17,248	82.7%
Ethanol	*m3*	126,078	135,621	(7.0%)	56,853	35,282	61.1%
Total		**469,015**	**563,912**	**(16.8%)**	**124,306**	**103,370**	**20.3%**

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 3Q16 and 3Q15 are attributable to (i) changes in production volumes resulting from changes in planted area, in production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or sales for each product.

21

22 3Q16 Forward-looking Statements This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

23 3Q16 Appendix Market Overview 5060708090100110120130140150Soft Commodity Prices(01-01-2015=100)SoybeanCornWheatSugar Source: Thomson Reuters Farming Buisiness: Corn: The closing price of corn nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 3.31 in 3Q16, 15.3% lower than 2Q16, when the closing price averaged US$/bu 3.91. 2Q15 prices averaged USD/bu 3.83, 15.6% higher than 3Q16. According to USDA Report, after reaching the lowest level since November 2009, at 301, corn prices recovered from their lows due to strong export demand out of US, lower than expected US corn yields, a slightly delayed harvest and funds reducing their net short positions. In contracts, South American plantings are expected to exceed previous year numbers, providing the opportunity for large exports. Argentine corn area is expected to increase 25% YoY. According to the USDA, combined Argentina and Brazil are expected to produce 25 MMT more corn in 2017, which would increase competition for US corn exports as of March 2017. According to USDA´s October report, US is expected to produce 15.057 billion bushels, +10.7% YoY, when production was at 13.601 billion bushels; ending stocks were estimated at 2.320 million bushels, +68.1% YoY,

24 3Q16 when ending stocks were estimated at 1.380 million bushels. On a world basis, USDA estimated new crop ending stocks at 216.8 MMT, +3.2% YoY, when ending stocks were estimated at 210.1 MMT. Soybean: The closing price of soybean nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 10.16 in 3Q16, 3.5% lower than 2Q16, when the closing price averaged US$/bu 10.53. 3Q15 prices averaged USD/bu 9.50, 6.5% lower than 3Q16. According to USDA, after reaching the US harvest lows, soybean prices recovered supported by robust US export demand, with NOPA members reporting a September crush of 129.4 million bushels, up almost 3 million bushels YoY. In addition, tight oil balance sheets, and strong palm oil and soy oil prices increased support to soybean prices. According to USDA´s October report, US is expected to produce 4.269 billion bushels, +8.7% YoY, when production was at 3.926 billion bushels; ending stocks were estimated at 395 million bushels, +100.5% YoY, when ending stocks were estimated at 197 million bushels. On a world basis, USDA estimated new crop ending stocks at 77.4 MMT, +2.7% YoY, when ending stocks were estimated at 75.4 MMT. Wheat: The closing price of wheat nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 4.06 in 3Q16, 13.8% lower than 2Q16, when the closing price averaged US$/bu 4.71. 3Q15 prices averaged USD/bu 5.13, 26.3% higher than 3Q16. According to USDA´s October report, US ending stocks were estimated at 1.138 billion bushels, +16.6% YoY, when ending stocks were estimated at 976 billion bushels. On a world basis, USDA estimated new crop ending stocks at 248.4 MMT, +3.6% YoY, when ending stocks were estimated at 239.7 MMT. Rice: In Thailand, rice prices decreased between 5% and 9%. Once again, the high quality rice was particularly affected. The Thai government continues to sell its old stocks. At the same time, the new harvest begins to arrive to the market, putting downward pressure on export prices. The Thai 100% B priced at $380/ton FOB. In Vietnam, export prices declined 3% during September. The pace of exports slowed again, reaching some 390,000 tons in September against 432,000 tons previously. They register a delay of 14% compared to the same time last year. The Vietnamese authorities have lowered export targets to 5.5Mt against 6.5Mt in 2015, a contraction of 15%. The Viet 5% priced at $335/ton FOB during the quarter. In India, rice prices continue to drop as a result of abundant export surpluses, including basmati rice. Production is likely to increase 3% in 2016 due to better ather conditions. In contrast, exports may sharply fall to 9Mt against 12Mt in 2015. However, oil prices bullish trends could strengthen import demand in the Middle East, the main market for India. On the other hand, Indian exporters also search for a place in the Southeast Asian market, mainly supplied by Thailand and Vietnam. The Indian rice 5% priced at $358/ton FOB in the quarter.

25 3Q16 In Pakistan, export prices dropped 12% in a month. In two months, prices have accumulated a contraction of 22%. Currently they are the most competitive prices in the export market, leading to a real interest from importers. The Pakistani exports, despite a reduction of sales during the third quarter of the year, could progress by 8% to 4.5Mt against 4.1Mt in 2015. The Pak 5% was at $ 333/ton Fob. In the United States, export prices fell by 2.5%. The exports continue to advance, registering 285,000 tons against 250,000 tons in August. Even so, they present a delay of 12% compared to the same period of last year. The indicative price for the Long Grain 2/4 was $430/ton FOB. In South America, the FOB average price for high-quality milled rice was $420 per ton during 3Q16, compared to an average of $470 in 3Q15 and $420 in 2Q16 Sugar and Ethanol: Sugar: Sugar prices continue its impressive climb in 3Q16, reaching 23.0 cents/lb for the first time in four years. Sugar prices were on average 20.4 cents/lb in 3Q16, 80% higher compared to 3Q15 and 20% higher than 2Q16. After spending about two months trading within a narrow range, sugar prices moved strongly upwards in September, resulting from growing concerns regarding the size of the current Brazilian Center-South crop as yields deteriorate quicker than expected. Crops in the Asian region presented no improvement. The speculative community net long position increased further during September, reaching a new record of 348,000 lots. Going forward, all eyes are focused on how early current Brazil Center-South crop will end, and also on the size of next crop. The main treat on sugar prices remain the large speculative position currently in place. Ethanol: Higher sugarcane mix diverted towards sugar production combined with an expectation of lower crushing this season were responsible for a significant improvement in ethanol prices during the 3Q16. According to the ESALQ index, both hydrous and anhydrous were traded 8.3% and 4.9% above 2Q16, respectively. Compared to the same period last year, hydrous and anhydrous also presented a substantial increase of 29.2% and 26.3%. On October 14 2016, Petrobras announced its new pricing policy leading the company to adjust gasoline prices down by 2.7%. However, ethanol prices have remained strong and are expected to maintain throughout the year. Energy: Energy spot prices in the Southeast region of Brazil during 3Q16 were 86.4% above 2Q16. In July, energy prices were 83.4 BRL/MWh and increased to 115.6 in August and to 149.02 BRL/MWh in September. For 4Q16, market expectations are prices close to the level of the third quarter (116.01 BRL/MWh) considering the weather forecast and the consumption estimation. Despite the lower consumption when compared the past years, a small recovery was noted over the last two months. The level of the southeast reservoirs decreased to 41.5%, but is still higher than the same period of 2015.

26 3Q16 Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit / (Loss) We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”. We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”. We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value nd returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

27 3Q16 Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q16$ thousandsCropsRiceDairyOthersFarmingSugar, Ethanol & EnergyLand TransformationCorporate Total Sales of manufactured products and services rendered 31435,0751,42623237,047159,943--196,990Cost of manufactured products sold and services rendered (22)(28,861)(1,345)(46)(30,274)(110,710)--(140,984)Gross Profit from Manufacturing Activities 2926,214811866,77349,2330056,006Sales of agricultural produce and biological assets 41,2372587,958049,453---49,453Cost of agricultural produce and biological assets(41,237)(258)(7,958)0(49,453)---(49,453)Initial recog. and changes in FV of BA and agricultural produce (2,805)5892,08238(96)25,526--25,430Gain from changes in NRV of agricultural produce after harvest (5,837)---(5,837)---(5,837)Gross Profit from Agricultural Activities (8,642)5892,08238(5,933)25,5260019,593Gross Margin Before Operating Expenses (8,350)6,8032,16322484074,7590075,599General and administrative expenses (619)(850)(235)(54)(1,758)(6,628)-(6,208)(14,594)Selling expenses (1,981)(3,978)(135)(27)(6,121)(16,723)-(6)(22,850)Other operating income, net 13,1451213528,13621,754(10,284)-(262)11,208Share of gain/(loss) of joint ventures ---------Profit from Operations Before Financing and Taxation 2,1952,0962,1458,27914,71541,1240(6,476)49,363Adjusted EBIT2,1952,0962,1458,27914,71541,1240(6,476)49,363(-) Depreciation PPE353707233461,33939,125--40,464Adjusted EBITDA2,5482,8032,3788,32516,05480,249-(6,476)89,827Reconciliation to Profit/(Loss)Adjusted EBITDA 89,827 (+) Depreciation PPE (40,464)(+) Financial result, net (44,271)(+) Income Tax (Charge)/Benefit 1,715 Profit/(Loss) for the Period 6,807 Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q15$ thousandsCropsRiceDairyOthersFarmingSugar, Ethanol & EnergyLand TransformationCorporate Total Sales of manufactured products and services rendered 35617,00528732617,974100,040--118,014Cost of manufactured products sold and services rendered (176)(13,646)(224)(205)(14,251)(73,192)--(87,443)Gross Profit from Manufacturing Activities 1803,359631213,72326,848--30,571Sales of agricultural produce and biological assets 44,0102948,184-52,488---52,488Cost of agricultural produce and biological assets(44,010)(294)(8,184)-(52,488)---(52,488)Initial recog. and changes in FV of BA and agricultural produce (8,457)(611)1,981(22)(7,109)22,204--15,095Gain from changes in NRV of agricultural produce after harvest 6,016---6,016---6,016Gross Profit from Agricultural Activities (2,441)(611)1,981(22)(1,093)22,204--21,111Margin Before Operating Expenses (2,261)2,7482,044992,63049,052--51,682General and administrative expenses (864)(748)(361)(14)(1,987)(4,347)-(6,526)(12,860)Selling expenses (1,532)(2,726)(168)(12)(4,438)(12,735)-(20)(17,193)Other operating income, net 12,58591(257)512,4243,207-2915,660Share of gain/(loss) of joint ventures (1,057)---(1,057)---(1,057)Profit from Operations Before Financing and Taxation 6,871(635)1,258787,57235,177-(6,517)36,232Adjusted EBIT6,871(635)1,258787,57235,177-(6,517)36,232(-) Depreciation PPE452724359651,60030,233--31,833Adjusted EBITDA7,323891,6171439,17265,410-(6,517)68,065Reconciliation to Profit/(Loss)Adjusted EBITDA 68,065 (+) Depreciation PPE (31,833)(+) Financial result, net (18,148)(+) Income Tax (Charge)/Benefit (2,004)Profit/(Loss) for the Period 16,080

28 3Q16 Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M16$ thousandsCropsRiceDairyOthersFarmingSugar, Ethanol & EnergyLand TransformationCorporate Total Sales of manufactured products and services rendered 91679,7241,96777783,384324,420--407,804Cost of manufactured products sold and services rendered (536)(68,627)(1,852)(142)(71,157)(228,365)--(299,522)Gross Profit from Manufacturing Activities 38011,09711563512,22796,05500108,282Sales of agricultural produce and biological assets 108,7321,16519,446-129,343---129,343Cost of agricultural produce and biological assets(108,732)(1,165)(19,446)-(129,343)---(129,343)Initial recog. and changes in FV of BA and agricultural produce 42,85210,0473,70712856,73452,190--108,924Gain from changes in NRV of agricultural produce after harvest (6,206)---(6,206)---(6,206)Gross Profit from Agricultural Activities 36,64610,0473,70712850,52852,19000102,718Gross Margin Before Operating Expenses 37,02621,1443,82276362,755148,24500211,000General and administrative expenses (1,934)(2,283)(740)(195)(5,152)(15,169)-(15,883)(36,204)Selling expenses (4,421)(9,238)(476)(46)(14,181)(35,803)-(31)(50,015)Other operating income, net (8,796)3144688,137123(22,877)-(199)(22,953)Share of gain/(loss) of joint ventures --------0Profit from Operations Before Financing and Taxation 21,8759,9373,0748,65943,54574,3960(16,113)101,828Adjusted EBIT21,8759,9373,0748,65943,54574,3960(16,113)101,828(-) Depreciation PPE1,0291,8807231563,78878,581--82,369Adjusted EBITDA22,90411,8173,7978,81547,333152,977-(16,113)184,197Reconciliation to Profit/(Loss)36%Adjusted EBITDA 184,197 (+) Depreciation PPE (82,369)(+) Financial result, net (107,118)(+) Income Tax (Charge)/Benefit (2,901)Profit/(Loss) for the Period (8,191) Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M15$ thousandsCropsRiceDairyOthersFarmingSugar, Ethanol & EnergyLand TransformationCorporate Total Sales of manufactured products and services rendered 78765,6841,04198868,500247,968--316,468Cost of manufactured products sold and services rendered (438)(53,839)(1,108)(536)(55,921)(187,542)--(243,463)Gross Profit from Manufacturing Activities 34911,845(67)45212,57960,4260073,005Sales of agricultural produce and biological assets 114,48734224,349-139,178---139,178Cost of agricultural produce and biological assets(114,487)(342)(24,349)-(139,178)---(139,178)Initial recog. and changes in FV of BA and agricultural produce 7,0163,1446,159(24)16,29517,133--33,428Gain from changes in NRV of agricultural produce after harvest 9,914---9,914---9,914Gross Profit from Agricultural Activities 16,9303,1446,159(24)26,20917,1330043,342Gross Margin Before Operating Expenses 17,27914,9896,09242838,78877,55900116,347General and administrative expenses (2,656)(2,366)(1,108)(55)(6,185)(14,499)-(15,661)(36,345)Selling expenses (4,283)(9,489)(514)(25)(14,311)(33,368)-(546)(48,225)Other operating income, net 14,065692(563)614,20016,816-25131,267Share of gain/(loss) of joint ventures (2,527)---(2,527)---(2,527)Profit from Operations Before Financing and Taxation 21,8783,8263,90735429,96546,5080(15,956)60,517Adjusted EBIT21,8783,8263,90735429,96546,5080(15,956)60,517(-) Depreciation PPE1,4282,2851,1142165,04370,317--75,360Adjusted EBITDA23,3066,1115,02157035,008116,825-(15,956)135,877Reconciliation to Profit/(Loss)Adjusted EBITDA 135,877 (+) Depreciation PPE (75,360)(+) Financial result, net (57,082)(+) Income Tax (Charge)/Benefit 1,812 Profit/(Loss) for the Period 5,247

3Q16

adecoagro

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income						
$ thousands	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Sales of manufactured products and services rendered	196,990	118,014	66.9%	407,804	316,468	28.9%
Cost of manufactured products sold and services rendered	(140,984)	(87,443)	61.2%	(299,522)	(243,463)	23.0%
Gross Profit from Manufacturing Activities	**56,006**	**30,571**	**83.2%**	**108,282**	**73,005**	**48.3%**
Sales of agricultural produce and biological assets	49,453	52,488	(5.8%)	129,343	139,178	(7.1%)
Cost of agricultural produce sold and direct agricultural selling expenses	(49,453)	(52,488)	(5.8%)	(129,343)	(139,178)	(7.1%)
Initial recognition and changes in fair value of biological assets and agricultural produce	25,430	15,095	68.5%	108,924	33,428	225.8%
Changes in net realizable value of agricultural produce after harvest	(5,837)	6,016	- %	(6,206)	9,914	- %
Gross Profit/(Loss) from Agricultural Activities	**19,593**	**21,111**	**n.m**	**102,718**	**43,342**	**137.0%**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**75,599**	**51,682**	**46.3%**	**211,000**	**116,347**	**81.4%**
General and administrative expenses	(14,594)	(12,860)	13.5%	(36,204)	(36,345)	(0.4%)
Selling expenses	(22,850)	(17,193)	32.9%	(50,015)	(48,225)	3.7%
Other operating income, net	11,208	15,660	(28.4%)	(22,953)	31,267	- %
Share of loss of joint ventures	-	(1,057)	(100.0%)	-	(2,527)	(100.0%)
Profit from Operations Before Financing and Taxation	**49,363**	**36,232**	**36.2%**	**101,828**	**60,517**	**68.3%**
Finance income	1,904	1,564	21.7%	6,975	7,234	(3.6%)
Finance costs	(46,175)	(19,712)	134.2%	(114,093)	(64,316)	77.4%
Financial results, net	(44,271)	(18,148)	143.9%	(107,118)	(57,082)	87.7%
Profit (Loss) Before Income Tax	**5,092**	**18,084**	**- %**	**(5,290)**	**3,435**	**(254.0%)**
Income tax benefit	1,715	(2,004)	(185.6%)	(2,901)	1,812	(260.1%)
Profit (Loss) for the Period from Continuing Operations	**6,807**	**16,080**	**(57.7%)**	**(8,191)**	**5,247**	**(256.1%)**
Profit (loss) for the Period from discontinued operations	**-**		**- %**	**-**		**- %**
Income / (Loss) for the Period	**6,807**	**16,080**	**(57.7%)**	**(8,191)**	**5,247**	**(256.1%)**

29

adecoagro
3Q16

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cashflows						
$ thousands	**3Q16**	**3Q15**	**Chg %**	**9M16**	**9M15**	**Chg %**
Cash flows from operating activities:						
Profit for the period	**6,807**	**16,080**	**(57.7%)**	**(8,191)**	**5,247**	**n.a**
Adjustments for:		-			-	n.a
Income tax benefit	(1,715)	2,004	n.a	2,901	(1,812)	n.a
Depreciation	40,295	31,691	27.1%	81,887	74,923	9.3%
Amortization	169	142	19.0%	482	437	10.3%
Gain from disposal of farmland and other assets	-	-	n.a	-	-	n.a
Gain from of disposal of other property items	104	(29)	n.a	(77)	(909)	(91.5%)
Gain from disposal of subsidiary	-	-	n.a	-	-	n.a
Equity settled share-based compensation granted	1,380	1,175	17.4%	3,925	3,160	24.2%
Loss/(Gain) from derivative financial instruments and forwards	(2,566)	(10,646)	(75.9%)	38,555	(25,952)	n.a
Interest and other expense, net	12,056	11,894	1.4%	30,996	32,534	(4.7%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	13,128	(4,461)	n.a	(36,464)	(5,358)	580.6%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(702)	(1,271)	(44.8%)	840	(2,351)	n.a
Provision and allowances	37	(877)	n.a	85	(17)	n.a
Share of loss from joint venture	-	1,057	(100%)	-	2,527	(100.0%)
Foreign exchange gains, net	2,908	(6,543)	n.a	15,184	3,110	388.2%
Cash flow hedge – transfer from equity	28,592	7,084	303.6%	52,186	14,838	251.7%
Discontinued operations	-	-	n.a	-	-	n.a
Subtotal	**100,493**	**47,300**	**112.5%**	**182,309**	**100,377**	**81.6%**
Changes in operating assets and liabilities:						
Increase in trade and other receivables	(33,424)	(25,023)	33.6%	(77,361)	(17,597)	339.6%
Increase in inventories	84,391	(14,057)	n.a	46,936	(68,226)	n.a
Decrease in biological assets	(122,852)	(19,158)	541.3%	(107,314)	18,973	n.a
Decrease in other assets	111	(822)	n.a	51	(810)	n.a
(Increase) in derivative financial instruments	(7,788)	1,774	n.a	(27,411)	27,579	n.a
Decrease in trade and other payables	475	7,534	(93.7%)	11,986	(19,428)	n.a
(Decrease)/Increase in payroll and social security liabilities	4,645	4,833	(3.9%)	5,888	6,797	(13.4%)
Increase/(Decrease) in provisions for other liabilities	(632)	630	n.a	1,008	389	159.1%
Net cash generated in operating activities before interest and taxes paid	**25,419**	**3,011**	**744.2%**	**36,092**	**48,054**	**(24.9%)**
Income tax paid	(90)	(54)	66.7%	(1,001)	(206)	385.9%
Net cash generated from operating activities	**25,329**	**2,957**	**756.6%**	**35,091**	**47,848**	**(26.7%)**
Cash flows from investing activities:						
Continuing operations:						
Purchases of property, plant and equipment	(32,896)	(18,026)	82.5%	(92,930)	(111,177)	(16.4%)
Purchases of intangible assets	(213)	(203)	4.9%	(1,017)	(1,014)	0.4%
Purchase of cattle and non current biological assets planting cost	-	-	n.a	-	-	n.a
Interest received	2,102	1,914	9.8%	6,723	6,820	(1.4%)
Payment of seller financing arising on subsidiaries acquired	-	-	n.a	-	-	n.a
Loans to joint venture	-	(3)	(100.0%)	-	(7,915)	(100.0%)
Investments in joint ventures	-	-	n.a	-	-	n.a
Proceeds from sale of farmland and other assets	-	-	n.a	-	-	n.a
Proceeds from sale of property, plant and equipment	796	279	185.3%	1,550	703	120.5%
Proceeds from disposal of subsidiaries	3,423	3,890	(12.0%)	3,423	3,890	(12.0%)
Proceeds from sales of financial assets	-	-	n.a	-	-	n.a
Discontinued operations	-	-	n.a	-	-	n.a
Net cash used in investing activities	**(26,788)**	**(12,149)**	**120.5%**	**(82,251)**	**(108,693)**	**(24.3%)**
Cash flows from financing activities:						
Proceeds from equity settled share-based compensation exercised	-	82	(100.0%)	276	1,259	(78.1%)
Proceeds from long-term borrowings	68,879	118,877	(42.1%)	111,580	285,751	(61.0%)
Payments of long-term borrowings	(93,215)	(29,176)	219.5%	(162,729)	(78,104)	108.3%
Proceeds from the sale of minority interest in subsidiaries	-	-	n.a	-	-	n.a
Net increase in short-term borrowings	10,359	(1,265)	n.a	62,926	16,424	283.1%
Interest paid	(11,311)	(10,472)	8.0%	(31,815)	(30,728)	3.5%
Payment of derivatives financial instruments	(1,117)	-	n.a	(2,330)	-	n.a
Purchase of own shares	(1,028)	(295)	248.5%	(1,028)	(295)	248.5%
Net cash generated from financing activities	**(27,433)**	**77,751**	**n.a**	**(23,120)**	**194,307**	**n.a**
Net increase/(decrease) in cash and cash equivalents	**(28,892)**	**68,559**	**n.a**	**(70,280)**	**133,462**	**n.a**
Cash and cash equivalents at beginning of period	**167,587**	**163,466**	2.5%	**198,894**	**113,795**	74.8%
Effect of exchange rate changes on cash and cash equivalents	(2,213)	(7,676)	(71.2%)	7,868	(22,908)	n.a
Cash and cash equivalents at end of period	**136,482**	**224,349**	**(39.2%)**	**136,482**	**224,349**	**(39.2%)**

adecoagro
3Q16

Condensed Consolidated Interim Balance Sheet

Statement of Financial Position			
$ thousands	**September 30, 2016**	**December 31, 2015**	**Chg %**
ASSETS			
Non-Current Assets			
Property, plant and equipment	815,592	696,889	17.0%
Investment property	2,767	4,796	(42.3%)
Intangible assets	17,572	16,661	5.5%
Biological assets	8,651	6,476	33.6%
Investments in joint ventures	-	-	n.a
Deferred income tax assets	39,407	68,744	(42.7%)
Trade and other receivables	15,674	21,795	(28.1%)
Other assets	1,011	651	55.3%
Total Non-Current Assets	**900,674**	**816,012**	**10.4%**
Current Assets			
Biological assets	131,114	105,342	24.5%
Inventories	163,271	85,286	91.4%
Trade and other receivables	228,444	145,011	57.5%
Derivative financial instruments	5,676	4,849	17.1%
Cash and cash equivalents	136,482	198,894	(31.4%)
Total Current Assets	**664,987**	**539,382**	**23.3%**
TOTAL ASSETS	**1,565,661**	**1,355,394**	**15.5%**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	- %
Share premium	940,336	937,674	0.3%
Cumulative translation adjustment	(522,290)	(568,316)	(8.1%)
Equity-settled compensation	16,451	16,631	(1.1%)
Cash flow hedge	(57,054)	(137,911)	(58.6%)
Other reserves	-	-	n.a
Reserve for the sale of non contolling interests in subsidiaries	41,574	41,574	- %
Treasury shares	(1,342)	(1,936)	(30.7%)
Retained earnings	39,101	48,795	(19.9%)
Equity attributable to equity holders of the parent	**640,349**	**520,084**	**23.1%**
Non controlling interest	7,769	7,335	5.9%
TOTAL SHAREHOLDERS EQUITY	**648,118**	**527,419**	**22.9%**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	1,441	1,911	(24.6%)
Borrowings	439,188	483,651	(9.2%)
Deferred income tax liabilities	14,772	15,636	(5.5%)
Payroll and social security liabilities	1,194	1,236	(3.4%)
Derivatives financial instruments	2,293	119	1,826.9%
Provisions for other liabilities	3,004	1,653	81.7%
Total Non-Current Liabilities	**461,892**	**504,206**	**(8.4%)**
Current Liabilities			
Trade and other payables	67,300	53,731	25.3%
Current income tax liabilities	3,860	962	301.2%
Payroll and social security liabilities	30,247	22,153	36.5%
Borrowings	337,601	239,688	40.9%
Derivative financial instruments	16,102	6,575	144.9%
Provisions for other liabilities	541	660	(18.0%)
Total Current Liabilities	**455,651**	**323,769**	**40.7%**
TOTAL LIABILITIES	**917,543**	**827,975**	**10.8%**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,565,661**	**1,355,394**	**15.5%**

31